File No. 82-34771

Press releases issued by Crédit Agricole

Through July 30, 2004

dlw 8/4

CREDIT LYONNAIS PRIVATE EQUITY

PRESS RELEASE – PRESS RELEASE – PRESS RELEASE – PRESS RELEASE

1 July 2004

Appointments at Crédit Lyonnais Private Equity

Jean-Frédéric de Leusse, Chairman of the Supervisory Board

Fabien Prévost, Chairman of the Executive Board

Jean-Frédéric de Leusse, Member of the Executive Committee at Crédit Agricole SA, Manager of International Retail Banking and Head of the Private Equity division at Crédit Agricole S.A. – Crédit Lyonnais, has been appointed Chairman of the Supervisory Board at Crédit Lyonnais Private Equity, replacing Alain Papiasse.

Jean-Frédéric de Leusse has also been appointed Chairman and Chief Executive of CLPEH, the holding company that owns Crédit Lyonnais Private Equity.

Jean-Frédéric de Leusse has been Manager of International Retail Banking and Head of the Private Equity division at Crédit Agricole S.A – Crédit Lyonnais since December 2003. He joined the Crédit Agricole group in September 2001 as Chief Executive of Fédération Nationale du Crédit Agricole.

Jean-Frédéric was born in 1957, and studied at the Ecole Polytechnique and Ecole Nationale d'Administration in Paris. From 1985 to 1990 he was legal assistant and then legal advisor at the Conseil d'Etat, France's highest administrative court.

He then joined the Crédit Mutuel group as Director of Crédit Mutuel Centre Est Europe, and subsequently became Chief Executive of Assurances du Crédit Mutuel.

In April 1993 he was appointed Director of the private office of Alain Madelin, Minister for Business and Economic Development. He later became Assistant Director of Mr Madelin's office at the Finance Ministry and then Director of the private office of the junior minister responsible for the budget.

In 1996, Jean-Frédéric de Leusse was successively Chairman and Chief Executive of Sofipost, holding company for the subsidiaries of La Poste (the French post office), Director of development for new services at La Poste, Chairman of Sogeposte's Supervisory Board and a member of the La Poste group's Executive Committee.

CREDIT LYONNAIS PRIVATE EQUITY

PRESS RELEASE – PRESS RELEASE – PRESS RELEASE – PRESS RELEASE

Fabien Prévost has been appointed Chairman of Crédit Lyonnais Private Equity's Executive Board, replacing Stéphane Monmousseau who is leaving the group.

Fabien Prévost will report directly to Jean-Frédéric de Leusse.

Fabien Prévost was recruited by Crédit Lyonnais Private Equity in July 2000 to create its Venture Capital business.

Fabien Prévost was born in 1959, and studied at the Ecole Polytechnique in Paris. He also qualified in Civil Engineering from the Ponts et Chaussées school in Paris and holds an M. Eng. from the University of Berkeley.

He began his career as a consultant, first in the USA and then in Paris where he joined the Boston Consulting Group (BCG) as a senior consultant in manufacturing and retail.

From 1988 to 1991, he specialised in mergers and acquisitions, initially within the M&A division of First Boston Corp in New York and then at Financière Indosuez in Paris.

In 1992 he founded Proxidis, a specialty retail group that was floated on the Paris Bourse (Nouveau Marché) in 1996.

* *
*

CRÉDIT AGRICOLE S.A.

Paris, 1 July 2004

Press release

Merger of CA-AM and CLAM

Crédit Agricole S.A. announces the creation of a leading European player in asset management with an international dimension,

taking the name CRÉDIT AGRICOLE ASSET MANAGEMENT

Crédit Agricole has completed a further major step in its merger process, in line with original targets. Its new asset management arm, created from the merger between CA-AM and CLAM, has received approval from the *Autorité des Marchés Financiers* (AMF).

The new entity will be called Crédit Agricole Asset Management to capitalise on its membership of the Crédit Agricole Group and the reputation enjoyed by the brand in international markets.

As the Crédit Agricole Regional Banks and Crédit Lyonnais branch network have their own independent marketing programmes, the retail investment products and services they sell will keep their own brand names.

This merger has given rise to a major European leader in asset management, with an international dimension. Crédit Agricole Asset Management is now among the ten leading European players in asset management and has nine local management centres worldwide. In the French market, it ranks number one in mutual funds[(1)] and number two in employee saving schemes[(2)].

Crédit Agricole Asset Management forms the core of the Group's asset management business segment and covers the key investment classes (equities, bonds and money market), together with a first-class structured investment arm. As part of its multi-specialist approach, the asset management business segment also has a number of specialist units with expertise across a broad spectrum of activities, including alternative investment and funds of hedge funds, quantitative investment and socially responsible investment.

.../...

At the end of March 2004, Crédit Agricole Asset Management had €282.3 billion in assets under management(3). This figure rises to €311.4 billion for the Group's entire asset management business segment.

Combining the respective strengths of two highly-reputed players, the new asset management arm has set the following strategic priorities :

- In France, the main goal is to continue expanding business in the retail investment market and, more particularly, with high net worth clientele, through the Crédit Agricole Regional Banks and the Crédit Lyonnais branch network. In the institutional and corporate market, the goal is to consolidate the asset management position by meeting demanding quality standards in both investment management and services. Lastly, there will also be a key strategic focus on the employee savings business to capitalise on the huge opportunities offered by France's burgeoning pensions market.

- In the international markets, which provide a natural source of new growth, the goal is to capture new market share by deploying existing capability. Europe and Asia, in particular, offer massive potential for expansion which is being sought with a focus on institutional investors, local distributors or partnership agreements.

(1) *Source : Europerformance, March 2004 - (2) Source : AFG at 31/12/2003*
(3) Total assets under management for CA-AM and CLAM combined at 31 March 2004 : mutual funds (restated for master and feeder funds), dedicated funds and discretionary management mandates.

I·DE·A·M

PRESS RELEASE

IFPC-UNESCO

THE INTERNATIONAL FUND FOR THE PROMOTION OF CULTURE AND I.DE.A.M LAUNCH "HARMONY"

Paris, 5 July 2004 – Bedouin hospitality and Canada's "bush schools" project have been chosen as the first two inscriptions on a new list, Harmony, which recognizes cultural practices that contribute, in a sustainable manner, to improved quality of life.

The new Harmony List is the result of a partnership between UNESCO's International Fund for the Promotion of Culture (IFPC)* and I.DE.A.M (Integral Development Asset Management)**. It aims to highlight best traditional or innovative cultural practices that significantly and sustainably contribute to improving quality of life, and which integrate the cultural dimension into social, environmental and economic development.

Bedouin hospitality, incarnated by the coffee ceremony, is a symbol of conviviality, generosity and meeting with others in a courteous, respectful and peaceful atmosphere.

The bush school is an initiative aimed at teaching young people from the Eeyou or Cree Indian peoples of northern Canada the traditional knowledge of their ancestors, thus allowing them to discover their roots and better prepare themselves for the modern world.

Bedouin hospitality and the bush school were chosen from the ten best cultural practices selected this year by the IFPC and the Médicis Committee, a think tank created by I.DE.A.M, which brings together groups committed to sustainable development in the financial domain. The eight remaining practices came from several countries in Africa, Australia, Japan, Mexico, Peru, Serbia and Montenegro and Thailand.

Those involved in the two practices selected for the List will be invited to make a request for funding to the IFPC for a cultural project contributing to the development of their community.

Ten cultural practices will be pre-selected each year, and at least one will be inscribed on the Harmony List. The criteria for selection include respect for the environment, the capacity to provide solutions to problems of the modern world, the maintenance of harmony between populations and their lifestyle, and the potential for transfer, adaptation and reproduction of the practice in question.

.../...

* Created in 1974, **the IFPC** supports cultural development projects and aims to help creators and cultural entrepreneurs to find additional funds. Managed by an Administrative Council comprising 15 personalities appointed by UNESCO's Director-General, it enjoys a large degree of autonomy.

** **I.DE.A.M –Integral Development Asset Management-** is an asset management company of the Crédit Agricole Group dedicated to Socially Responsible Investment (SRI) with 600 M euros under Management. It's philosophy focuses on stock selection, carried out in accordance with sustainable development criteria. It is implemented with disciplined process, adaptable to the demands of different clients, including French and international investors, corporates, and private investors.

* * *

For more information :
http://www.ideam.fr
http://www.unesco.org/culture/ifpc

5 July 2004

Merger between CPR Asset Management and ABF Capital Management

Press release

On 2 July 2004, the shareholders of ABF Capital Management and CPR Asset Management approved a merger between the two companies, under the name CPR Asset Management.

The new company will house all the quantitative investment activities of Crédit Agricole S.A.'s asset management arm. It will have € 15.1 billion in assets under management, mostly on behalf of institutional investors and distributors of financial products.

This merger forms part of the much broader integration between Crédit Agricole S.A. and Crédit Lyonnais. It combines two specialist companies which fit well in terms of expertise and clientele, each with fifteen years experience in the asset management business.

The new CPR Asset Management will offer investors a broader range of products and services, especially in quantitative equity investment, a segment in which it is a leading player.

In April 2004, Fitch Ratings confirmed CPR Asset Management's AM2- rating.

Jean-Yves Colin, Deputy Chief Executive of Segespar, has been Chairman of CPR Asset Management since the end of 2001. Pierre Simonet is Chief Executive Officer.

6 July 2004

Appointment at BFT

BFT Press Release

The Board of Directors of Banque de Financement et de Trésorerie (Crédit Agricole S.A. Group) met on 5 July 2004, chaired by François Arsac.

Having been advised of Mr. Arsac's decision to retire, the Board duly noted his resignation as Chairman and appointed Marc Ghinsberg in his place. Mr. Arsac will remain a Director of Banque de Financement et de Trésorerie.

Christian Homolle remains in office as Chief Executive.

CREDIT LYONNAIS

PRESS RELEASE – PRESS RELEASE – PRESS RELEASE – PRESS RELEASE

Paris, 6 July 2004

Presentation of the Crédit Lyonnais business plan

The business plan for Crédit Lyonnais SA was presented to the Central Works Council on 6 July 2004. It aims to build a unique banking business model, which is highly differentiated from its national multi-business and regional mutual competitors. The goal is to make Crédit Lyonnais the best national banking network in France. Its growth and development will be underpinned by its new status: that of autonomous company within a decentralised, international, financially powerful banking group, with a strategy focusing on the long-term.

The business plan sets ambitious targets, commensurate with the challenges at stake, including sustained growth in net banking income with a minimum of 3% a year and a target of 4%, together with tight control over costs. The combined effect of these two factors will drive the cost-to-income ratio down to 65% by 2007/2008. Growth will also be supported by a new plan to open 150 branches.

The Executive Committee has set out in detail the levers for change in all markets – personal, small business and corporate – to improve the bank's ability to attract new customers and make customer satisfaction a key performance criterion. It also announced that the distribution of insurance and investment products would form a second core business.

The business plan is based on:

- simplifying structures and operating methods;
- organising services by key customer processes to respond better to customer expectations and improve the quality of service;
- structuring the support functions (human resources, finance, risk management, logistics, etc.) on two levels only: central services and operating departments;
- simplifying and sharing investment in information systems and management tools;
- adapting the management system with higher delegated authorities at local level and greater empowerment of managers and employees.

In terms of employment policy, the focus will remain on commitments already made: no forced redundancies, priority on internal mobility, productivity gains from 2,400 job losses over four years through natural departures, and a new early retirement agreement. Lastly, Crédit Lyonnais will continue to recruit new staff in the commercial functions to support the bank's future growth.

CRÉDIT AGRICOLE S.A.

Paris, 13 July 2004

Press release

Predica – UAF merger:
a link-up between two complementary businesses

As part of its ongoing merger process, Crédit Agricole S.A. has recently created a Life Insurance segment by merging its Predica and UAF insurance subsidiaries on 30 June. The operation was approved by the *Comité des Entreprises Assurances.*

The Crédit Agricole Group has decided to name the merged company Predica, capitalising on the strength of the Predica brand name. Crédit Agricole's Regional Banks and the Crédit Lyonnais network will maintain their own commercial policies.

The merger with UAF strengthens Predica's position as France's leading bancassurance company and second-largest life insurance player, which it has held for several years. The merged company is a leading player in the French life insurance market, with the following key figures (at end-2003):

- **€15bn** of premium income
- **€118bn** of assets under management
- **12m** policies
- **5.5m** policyholders

The merged company is a 100%-owned subsidiary of Crédit Agricole S.A. The link-up extends Predica's range of business activities, and in particular strengthens its distribution capacity by increasing the number of distribution networks: Crédit Agricole's Regional Banks, BGPI, Crédit Lyonnais, La Médicale de France and UAF Patrimoine. This gives Predica new ways of developing its life insurance products (life investment plans, retirement savings and benefit plans) in its various markets.

As part of the merger, La Médicale de France has become a 100%-owned subsidiary of Predica. La Médicale de France has a strong presence in the medical insurance market, with a penetration rate of 33% across all business areas and almost 120,000 policyholders.

The merger also gives Predica a new commercial brand in the form of UAF Patrimoine, which was set up by UAF in 2000. UAF Patrimoine provides a life insurance engineering service to high-net-worth customers through a network of independent wealth management advisers.

La Médicale de France and UAF Patrimoine will remain autonomous brands.

An important stage of the merger was completed in late June with the geographical merger between the two units' teams. The company now has 750 staff based in four Paris sites, of which three are in the 15th *arrondissement*.
The new organisation is now entering its operational implementation phase.

For the Crédit Agricole group, the merger between Predica and UAF bolsters its growth prospects in the life insurance market. The excellent fit between the various networks will enable Predica to diversify its product offering.

The merger creates genuine development opportunities, arising from cross-fertilisation between the two companies' expertise in business areas such as life and savings, whole life insurance, retirement savings (particularly PERP popular retirement savings plans), long-term care insurance, insurance for businesses and professionals and international activities.

The merger will also allow business support processes and tools to be applied across a larger base, boosting productivity and profitability.

16 July 2004

Calyon, the corporate and investment bank of the Crédit Agricole Group, maintains its commitment on the "Equator Principles"

Calyon press release

At a London conference held July 1, 2004 that brought together 16 banks and 13 NGOs, Calyon, the corporate and investment bank of the Crédit Agricole Group and the 2003 worldwide leader in project financing (*Source Thomson Finance*), renewed its commitment toward promoting mutual understanding among key participants in large-scale projects as well as facilitating discussion and the implementation of the "Equator Principles", the sustainable development charter for project financing.

Banks joining this charter commit themselves to implementing project financing respecting environmental and social policies consistent with the policies and rules of the World Bank's International Finance Corporation. On June 4, 2003, Crédit Lyonnais was the first French bank to adopt the "Equator Principles", along with nine other leading project financing participants. With the approval of the Crédit Agricole Group, Calyon decided to renew this commitment. To date, 25 banks have adopted these principles, arranging around 80% of project financing in 2003.

The July 1 conference in London gave each bank the opportunity to highlight specific points regarding the implementation of the principles and to discuss key subjects such as information, confidentiality requirements and the possibilities for exchanges between banks and NGOs on specific projects.

Calyon proposes to participate in a limited work group made up of banks and NGOs with an eye toward further deliberations on these subjects. Its conclusions will be presented at a plenary session scheduled for early 2005. Meanwhile, the banks would like to discuss these subjects with their clients.

The training initiatives already undertaken with more than 100 staff members and the experience gained thanks to the application of a procedure over the past several months put Calyon on the leading edge in this area.

27 July 2004

Patrice Durand will be leaving the company at the end of August

Patrice Durand, a member of Crédit Agricole S.A.'s Executive Committee and Secretary-General of the Crédit Agricole–Crédit Lyonnais Integration Committee, will be leaving the company at the end of August.

Due to the progress made by the integration project, Mr. Durand's supervisory role in this process will come to an end and he is now keen to embark on a new phase in his career. However, he will continue to work on assignments for the Group's Chief Executive Officer, Jean Laurent, until early 2005.

Patrice Durand's current duties as Head of Operations and Logistics will be taken over by Bernard Michel.

EULER HERMES

CRÉDIT AGRICOLE S.A.

Paris, 28 July 2004

PRESS RELEASE

Euler Hermes and Credit Agricole are studying the purchase by Credit Agricole of Euler Hermes' participation in Eurofactor.

Those discussions are a consequence of the take over of Credit Lyonnais by Credit Agricole which has led Credit Agricole to wish to develop specific projects in factoring business and which has led Euler Hermes to envisage an evolution of Eurofactor's shareholding given the quality of its relationships with the Credit Agricole group.

The parties envisage to continue their fruitful relationships in factoring and credit insurance business, in France as well as in the other countries where Eurofactor is established (UK, Belgium, Germany, Spain and Portugal).

The parties envisage to finalise an agreement by the end of the year, based on a valuation of Eurofactor at about 385 M€. This potential agreement would be subject to the approval of the regulatory authorities and to the opinion of the relevant worker councils.

Eurofactor is one of the european leaders in factoring business with a factored turnover of 21 billions euros in 2003, out of which 65% are made in France. Euler Hermes and Credit Agricole own together, directly and indirectly and at parity, 98.2% of Eurofactor and CCF owns 1.8%.

***Euler Hermes** is the world leader in credit insurance, an integrated factoring group in Europe and a leader in bonding and guarantees. With 6,000 employees operating in 36 countries, Euler Hermes holds 36% of the global market for credit insurance and offers a comprehensive range of services for the management of trade receivables.*
Member of the Allianz Group, subsidiary of the AGF, Euler Hermes, is listed on the Premier Marché of Euronext Paris. The Group and its principal credit insurance subsidiaries are rated A+ by Standard & Poor's.